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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                             Commission File Number  0-23036
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                          NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F  [ X ] Form 10-Q
[  ] Form N-SAR

For Period Ended:     November 30, 1996
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[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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         Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
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                        PART I.  REGISTRANT INFORMATION

Full name of registrant   Odwalla, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

120 Stone Pine Road
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City, State and Zip Code    Half Moon Bay, CA  94019
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                        PART II.  RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[ X ]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)  The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Please see attached.


                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

James R. Steichen                               (415)          712-5517
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     (Name)                                   (Area Code) (Telephone number)

         (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [ X ] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [  ] Yes   [ X ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Odwalla, Inc.
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                   (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    January 14, 1997                   By  /s/ James R. Steichen
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                                              Name:   James R. Steichen
                                              Title:  Chief Financial Officer


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                                 ODWALLA, INC.

                           ATTACHMENT TO FORM 12b-25



PART III - NARRATIVE

         There are currently certain unresolved issues that affect the presentation of the Company's quarterly report for the quarter ended November 30, 1996 (the "Quarterly Report"). The Company has used its best efforts to resolve these issues in order to file its Quarterly Report on Form 10-Q in a timely manner; however, the Company is not able to resolve these issues in time to file the Form 10-Q in a timely manner without unreasonable time or expense. The Company believes that these issues will be resolved within the 5-day extension period permitted by Rule 12b-25.

         On October 30, 1996, the Company was notified by the State of Washington Environmental Health Services of an epidemiological link between several cases of E. coli O157:H7 and Odwalla's apple juice products. The Company immediately implemented a voluntary recall (the "Recall") of all Odwalla products containing apple juice. On October 31, 1996, Odwalla expanded the Recall to include its carrot and vegetable products because such products were processed on the same production line as the apple juice. As of November 22, 1996, there were 66 cases of E. coli O157:H7 epidemiologically linked to Odwalla apple juice products, according to the Centers for Disease Control and Prevention.

         Immediately following the Recall, the Food and Drug Administration ("FDA") began an investigation of the Company's production and distribution centers. The FDA informed the Company that a sample from one bottle of apple juice taken from a distribution center tested positive for E. coli O157:H7. The FDA investigation is on-going.

         During November 1996, the Company reformulated five of the recalled products without apple juice and returned them to the market and, in early December 1996, the Company reintroduced all of its recalled apple juice-based products to the market with flash-pasteurized apple juice.

         As a result of the product recall and the consequent diversion of significant amounts of the Company's executive and administrative resources, the Company has been unable to prepare its Quarterly Report in a timely manner.